DLA Piper LLP (US)
4365 Executive Drive, Suite 1100 San Diego, California 92121-2133
www.dlapiper.com
Larry W. Nishnick
larry.nishnick@dlapiper.com
T 858.677.1414
F 858.638.5014

October 27, 2014

FOIA Confidential Treatment Request

Confidential Treatment Requested by

Neothetics, Inc. in Connection with

Registration Statement on Form S-1

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Neothetics, Inc.

Registration Statement on Form S-1 (File No. 333-199449)

Submitted on October 17, 2014

Share-Based Compensation

Ladies and Gentlemen:

We are submitting this letter on behalf of Neothetics, Inc. (the “Company”) in connection with the review by the staff of the Division of Corporation Finance (the “Staff’) of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-199449) submitted on October 17, 2014 (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this letter is accompanied by the Company’s request for confidential treatment of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the letter. Information that was omitted in the EDGAR version has been noted in this letter with a placeholder identified by the mark, “[***].”

The purpose of this letter is to provide the Staff background and supplemental information regarding the valuation of common stock of the Company (the “Common Stock”) for the purpose of the grant of equity awards and the calculation of share-based compensation expense. Except as otherwise indicated, all information in this letter is presented on the same basis as the information presented in the prospectus included within the Registration Statement (the “Prospectus”).

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Previously Provided Information

The Company respectfully refers the Staff to the subsections of the Prospectus within Management’s Discussion and Analysis of Financial Condition and Results of Operations titled “Share-Based Compensation” and “Valuations of common stock and warrants to purchase convertible preferred stock” on pages 71 - 76, as well as Note 2 – “Share-Based Compensation,” “Stock Compensation Plan” and “Common Stock Reserved for Future Issuance” to the consolidated financial statements included in the Prospectus. These disclosures provide a detailed explanation of (i) the Company’s approach to accounting for share-based compensation, and (ii) the methodology used by the Company to determine the fair value of its Common Stock on dates when share-based awards were granted by the Company’s Board of Directors (the “Board”). The Company has sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a preliminary price range of $[***] to $[***] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s Common Stock, resulting in a midpoint of the Price Range of $[***] per share (the “Midpoint Price”). The Price Range has been estimated based, in part, upon current market conditions and input received from Piper Jaffray & Co. and Guggenheim Securities, LLC (the “Lead Underwriters”), including discussions that took place on October 24, 2014 between senior management of the Company, members of the Board, and representatives of the Lead Underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board, and the Lead Underwriters.    During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to ours, the current valuations of public companies at a similar stage of clinical development as the Company, and recent market conditions. Prior to October 25, 2014, the Company had not determined a specific Price Range.

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Please note that the foregoing per-share amounts, and the other per-share amounts set forth in this letter, do not reflect the impact of an anticipated reverse stock split. The Company is currently anticipating implementing an approximate [***] to [***] reverse stock split, which would result in a post-split preliminary Price Range of $[***] to $[***] per share, with a Midpoint Price of $[***] per share. The Company expects to include the final Price Range, as adjusted for an anticipated reverse stock split, in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO.    We are providing this information to you supplementally to facilitate your review process.

Additional Information Regarding Methodology

The Company obtained periodic third-party valuations performed in accordance with the AICPA Practice Aid from a nationally recognized third-party valuation firm on December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013, January 29, 2014, March 31, 2014, June 30, 2014 and September 30, 2014. For financial reporting purposes, the Company retrospectively considered the amount of time between these valuations and the grant date, among other information available to the Company, to determine the fair value of the Common Stock. Set forth below is additional information regarding the Board’s philosophy in setting exercise prices for share-based awards, as well as a period-by-period discussion of the factors impacting the Board’s determination of exercise prices and the Company’s determination of fair value for financial reporting purposes.

Board Compensation Philosophy

Reflecting the status of the Company as privately held, the Board has attempted to optimally incentivize employees by granting share-based awards with exercise prices equal to the estimated fair value of the Common Stock. Historically, for all periods prior to the Company’s proposed IPO, the fair values of the shares of Common Stock underlying the Company’s share-based awards were estimated on or near each grant date by Board. In order to determine the fair value of the Common Stock underlying option grants, the Board considered, among other things, contemporaneous valuations of the Common Stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the AICPA – See “Additional Information Regarding Methodology”. Given the absence of a public trading market of the Common Stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Common Stock, including:

•	contemporaneous valuations of the Common Stock performed by an unrelated third-party valuation firm;

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•	the Company’s stage of development;

•	the Company’s operational and financial performance;

•	the nature of the Company’s product in development and the Company’s competitive position in the marketplace;

•	the value of companies that the Company consider peers based on a number of factors, including similarity to the Company with respect to industry, stage of development and business model;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions, and the nature and history of the Company’s business;

•	issuances of preferred stock and the rights, preferences and privileges of the Company’s preferred stock relative to those of the Common Stock;

•	business conditions and projections;

•	the history of the Company and progress of the Company’s research and development efforts and clinical trials; and

•	the lack of marketability of the Common Stock.

Common Stock Valuations

As disclosed on pages 75 - 76 of the Registration Statement, in the preceding nine months, the Board, with input from management, determined the fair value of the Company’s Common Stock to be $0.84 per share at December 31, 2013, $0.22 per share at January 29, 2014, $0.58 per share as of March 31, 2014, $0.75 per share at June 30, 2014, and $1.71 per share at September 30, 2014. In valuing the Common Stock, the Board determined the equity value of the Company by utilizing the market approach. The market approach estimates the fair value of the Company by applying market multiples of comparable publicly traded or privately held companies in the applicable industry or similar lines of business which are based on key metrics implied by the enterprise values or acquisition values of comparable publicly traded or privately held

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companies. The Company then allocated the fair value of the Company to each of the Company’s classes of stock using either the Option Pricing Method (the “OPM”) or the Probability Weighted Expected Return Method (the “PWERM”).  The allocation of the enterprise value using OPM and PWERM was based on the facts and circumstances existing at the valuation date.

The OPM uses the Black-Scholes option pricing model to price the call option. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a liquidity event and the estimated volatility of the equity securities. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the shares.

The PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. The future outcomes considered under the PWERM included private merger and acquisition sale outcomes, IPO scenarios and dissolution/liquidation scenarios. In the private merger and acquisition sale and dissolution/liquidation scenarios, a large portion of the equity value is allocated to the convertible preferred stock to incorporate the aggregate liquidation preferences. The fair value of the enterprise determined using the private merger and acquisition, IPO and dissolution scenarios are weighted according to the Board’s estimate of the probability of each scenario.

The key subjective factors and assumptions used in the Company’s valuations primarily consisted of: (a) the selection of the appropriate valuation model, (b) the selection of the appropriate market comparable transactions, (c) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (d) the probability and timing of the various possible liquidity events, (e) the estimated weighted average cost of capital and (f) the discount for lack of marketability of the Common Stock.

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The following table summarizes the valuation methods used and key assumptions driving the change in estimated fair values:

	Valuation Date
	December 31, 2013	January 29, 2014		March 31, 2014	June 30, 2014	September 30, 2014
Valuation Methodology	PWERM	OPM		PWERM	PWERM	PWERM
Scenario 1 - IPO (estimated timing)
Weighted probability	5%	n/a		15%	20%	50%
Risk Adjusted Discount Rate	30%			30%	30%	28%
Time to Liquidity	0.5 year			0.6 year	0.3 year	0.2 year
Scenario 2 - IPO (delayed timing)		n/a
Weighted probability	20%			15%	15%	20%
Risk Adjusted Discount Rate	30%			30%	30%	28%
Time to Liquidity	0.8 year			1.0 year	0.8 year	0.5 year
Scenario 2b - IPO (further delayed timing)		n/a		n/a	n/a	n/a
Weighted probability	15%
Risk Adjusted Discount Rate	30%
Time to Liquidity	1.5 years
Scenario 3 - Sale/Merger		n/a
Weighted probability	10%			10%	10%	10%
Risk Adjusted Discount Rate	30%			30%	30%	28%
Time to Liquidity	3.5 years			3.3 years	3.0 years	1.3 years
Scenario 4 - Dissolution		n/a
Weighted probability	50%			60%	55%	20%
Risk Adjusted Discount Rate	30%			30%	30%	28%
Time to Liquidity	0.1 year			0.4 year	0.2 year	0.7 year
Estimated fair value of common stock	$0.84	$0.22	*	$0.58	$0.75	$1.71

*	Solely for financial reporting purposes, the Company re-assessed the estimated fair value of common stock for grants made after January 29, 2014 and prior to March 31, 2014 which were granted with an estimated fair value based on the January 29, 2014 valuation, as further described below.

A significant driver of the valuation models used by the Company was the Company’s ability to commence the IPO process which was largely based on the status of the Company’s End-of-Phase 2 meeting with the U.S. Food and Drug Administration (the “FDA”). The Company, with input from its valuation consultants and Board, determined the application PWERM valuation model was appropriate at December 31, 2013. Based on additional uncertainty surrounding the End-of-Phase 2 meeting with the FDA, the Company, with input from its valuation consultants and Board, determined that the application of an OPM valuation model was appropriate for the January 29, 2014 valuation. As of March 31, 2014, the Company had additional clarification regarding the status of the End-of-Phase 2 meeting and the Company, with input from its valuation consultants and Board, determined the application of the PWERM valuation model was appropriate at March 31, 2014, June 30, 2014 and September 30, 2014.

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Common Stock Equity Grants

The following table presents information about the Company’s grants of share-based awards since January 1, 2012:

Grant Date	Shares of Common Stock Underlying Awards Granted	Exercise Price Per Share	Fair Value Per Share of Common Stock for Financial Reporting Purposes at Grant Date	Intrinsic Value of Underlying Common Stock Per Share
February 6, 2014	3,606,751	$0.22	$0.58	$(0.36)
March 10, 2014	131,138	0.22	0.58	(0.36)
July 18, 2014	239,015	0.75	0.75	—
August 8, 2014	86,733	0.75	0.75	—
October 15, 2014	138,796	1.71	1.71	—
October 15, 2014	1,200,000	0 (restricted stock grant)	1.71	1.71

January 1, 2012 – February 5, 2014

Even though the Company obtained periodic third-party valuations from an independent third-party valuation firm on each of December 31, 2012 and December 31, 2013, the Board did not approve any share-based grants from January 1, 2012 through February 5, 2014.

February 6, 2014 and March 10, 2014 Grants

The January 2014 third-party valuation used the Back-Solve Method of the OPM which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another equity security. The January 2014 valuations were based on the price of the Company’s Series C convertible preferred stock (the “Series C Preferred Stock”). The Company commenced a round of Series C Preferred Stock financing in December 2012, which continued until January 2014, all at a closing price of $1.40 per share. As part of this valuation, contemporaneous transactions occurred in close proximity and involved third-party investors negotiating at arm’s length to purchase shares of the Series C Preferred Stock. Therefore, the per share issuance price of the Series C Preferred Stock was used as an indication of equity value, as well as a component in determining the fair value of the Common Stock.

For the January 2014 valuation, the Company estimated the time to liquidity as 0.75 years based on then-current plans and estimates regarding a liquidity event. The volatility assumption of 55.0% was based on an analysis of guideline companies’ historical equity volatility factors

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matching the term assumption. The risk-free interest rate was estimated as the interpolated 0.75 year U.S. Treasury yield. A discount for lack of marketability of 15% was then applied to the indicated value of the Common Stock. Based on these factors, the Board concluded that the Common Stock had an estimated fair value of $0.22 per share as of January 29, 2014. Taking into consideration that there were no major corporate events and the Company’s performance remained consistent from January 29, 2014 until the grant date of March 10, 2014, the Board concluded that the Common Stock had an estimated fair value of $0.22 per share as of March 10, 2014.

In preparing to submit the Registration Statement to the Commission in September 2014, the Company determined the need to re-assess the fair value of its Common Stock with respect to the February 6 and March 10, 2014 stock option grants, solely for financial reporting purposes. The Company retained the same third-party valuation firm that had performed the valuation as of January 29, 2014 to assist it in the performance of a valuation as of March 31, 2014. Based on the valuation, the Board concluded that the Common Stock had an estimated fair value of $0.58 per share as of March 31, 2014, and the Company elected to use this fair value in determining the fair value of its Common Stock with respect to the February 6 and March 10, 2014 stock option grants for financial reporting purposes.

July 18, 2014 and August 8, 2014 Grants

The June 2014 third-party valuation used a hybrid method to determine the equity value, which is a model incorporating both the PWERM and OPM. In the hybrid method, the OPM is used to estimate the allocation of value within one or more of the PWERM scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when the company has transparency into one or more near-term exits but is unsure about what will occur if the current plans fall through. In this instance, a hybrid was applied to reflect the possibility of a potential IPO.

For the June 2014 valuation, four potential scenarios were modeled. The first scenario assumed the Company would complete an IPO in 0.3 years and the second scenario was a delayed IPO occurring in 0.8 year. The OPM was used to allocate the equity value to the various securities in the third and fourth scenarios which were a potential sale or merger and a forced liquidation. The estimated time to liquidity for these two scenarios was 3.0 years and 0.2 years, respectively. Based on an analysis of the guideline companies, a volatility assumption of 53.5% was utilized in the OPM. The risk-free interest rate was estimated based on the applicable U.S. Treasury yield. A discount for lack of marketability ranging from 10.0% to 30.0%, with a discount for lack of marketability of 100.0% being applied to the liquidation scenario, depending on the estimated time to liquidity for each scenario was applied to the indicated value of the

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Common Stock in each scenario. Based on these factors, the Company concluded that the Common Stock had an estimated fair value of $0.75 per share as of June 30, 2014 (the “June Valuation Price”). Taking into consideration that there were no major corporate events and the Company’s performance remained consistent from June 30, 2014 through the grant dates of July 18, 2014 and August 8, 2014, the Board concluded that the Common Stock had an estimated fair value of $0.75 per share as of July 18, 2014 and August 8, 2014.

October 15, 2014 Grants

For the September 2014 valuation, four potential scenarios were modeled. The first scenario assumed the Company would complete an IPO in 0.2 years and the second scenario was a delayed IPO occurring in 0.5 year. The OPM was used to allocate the equity value to the various securities in the third and fourth scenarios which were a potential sale or merger and a forced liquidation. The estimated time to liquidity for these two scenarios was 2.8 years and 0.7 years, respectively. Based on an analysis of the guideline companies, a volatility assumption of 52.5% was utilized in the OPM. The risk-free interest rate was estimated based on the applicable U.S. Treasury yield. A discount for lack of marketability ranging from 7.0% to 26.0%, with a discount for lack of marketability of 100.0% being applied to the liquidation scenario, depending on the estimated time to liquidity for each scenario was applied to the indicated value of the Common Stock in each scenario. Based on these factors, the Company concluded that the Common Stock had an estimated fair value of $1.71 per share as of September 30, 2014 (the “September Valuation Price”). Taking into consideration that there were no major corporate events and the Company’s performance remained consistent from September 30, 2014 through the grant date of October 15, 2014, the Board concluded that the Common Stock had an estimated fair value of $1.71 per share as of October 15, 2014.

Discussion of Preliminary IPO Price Range

As is typical in IPOs, the Price Range was derived based in part on input informed by the underwriters’ quantitative and qualitative analysis that differed from the methodology previously used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

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•	an assumption that there would be a receptive public trading market for clinical stage biopharmaceutical development companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s Common Stock to support an offering of the size contemplated by the Company.

The Company believes that the difference in value reflected between the September Valuation Price, the June Valuation Price and the Midpoint Price is primarily the result of the following factors:

•	the Midpoint Price represents a future price for shares of Common Stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the June 2014 and September 2014 grant dates represented a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair value of the common stock as of the September Valuation Price and June Valuation Price and the Midpoint Price;

•	the Midpoint Price is based on a single outcome that is not probability weighted – a successful IPO in the near-term – and does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity;

•	the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including (i) the right to receive any additional dividends prior to any dividends declared or paid on any shares of the Company’s Common Stock, and (ii) liquidation payments in preference to holders of Common Stock. The Midpoint Price described assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation;

•	the successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility; and

•	the use by the underwriters in their valuation models of indicated market values based on a set of comparable companies in similar phases of development and/or with a similar area of focus that have successfully completed an initial public offering.

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As indicated above, the Midpoint Price estimated for the offering of $[***] per share per share exceeds the fair value of the Company’s common stock of (i) $1.71 per share as of September 30, 2014, which was determined as part of the September 2014 valuation, by $[***]; and (ii) $0.75 per share as of June 30, 2014, which was determined as part of the June 2014 valuation, by $[***]. The Company respectfully submits that the difference between the (i) September Valuation Price and the Midpoint Price is primarily attributable to the fact that for the September 2014 valuation, a combined probability weighting of 70% was assigned to the IPO scenarios; and (ii) the difference between the June Valuation Price and the Midpoint Price is primarily attributable to the fact that for the June 2014 valuation, a combined probability weighting of 30% was assigned to the IPO scenarios.

The September 2014 and June 2014 valuations also utilized other probability weighted liquidity event scenarios in which liquidation preferences of the Company’s preferred stockholders or other factors resulted in a reduced value assumed for Common Stock. The Company respectfully submits that the IPO scenarios resulted in a higher fair value per share determination than the other liquidity event scenarios because under the IPO scenarios, the Company’s preferred stock and preferred stock warrants would convert into Common Stock in connection with the offering and, therefore, the liquidation preferences of the preferred stock would be eliminated upon the completion of the offering. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters. In contrast, the Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock and all outstanding preferred stock warrants will be converted into Common Stock as part of the IPO. Additionally, the Midpoint Price assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability as an active trading market for the Common Stock will exist following the IPO. As a result, the Midpoint Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

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Conclusion

The Company believes that its actions taken to estimate the fair value of the Common Stock complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 and the AICPA Practice Aid. The Company further believes that the fair values for financial reporting purposes it determined for its Common Stock applicable to each share-based award are appropriate and demonstrate the good faith efforts to consider all relevant factors in determining fair value as of each valuation date. In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

We and the Company appreciate the Staff’s attention to this matter. Please direct your questions or comments regarding this letter to the undersigned by telephone to (858) 677-1414 or by email to larry.nishnick@dlapiper.com.

Very truly yours,

DLA Piper LLP (US)

/s/ Larry W. Nishnick

Larry W. Nishnick
Partner

LWN

cc:	Austin Stephenson (SEC Division of Corporation Finance)
George W. Mahaffey (Neothetics, Inc.)
Susan A. Knudson (Neothetics, Inc.)
Michael S. Kagnoff (DLA Piper LLP (US))